                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of October 2003
                                  News Release

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-431-9314
                                                           ----------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:                  Form 20-F        40-F  X
                                                              -----       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                          Yes:         No:  X
                                                              -----       -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:         /s/ Anthony Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: October 3, 2003

[ID BIOMEDICAL LOGO]                                       1510-800 West Pender
                                                    Vancouver, British Columbia
                                                                CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com


For Immediate Release


                             ID BIOMEDICAL WITHDRAWS
                         PREVIOUSLY ANNOUNCED FINANCING

VANCOUVER, B.C. - OCTOBER 3, 2003 - ID Biomedical Corporation ("ID Biomedical") announced today that it has withdrawn its previously announced public offering of 5,000,000 common shares. As a result of general market conditions in the biotechnology industry, the financing terms available to ID Biomedical were unacceptable.

"When we filed our registration statement, our share price was U.S. $19.05. Since that time, we have seen a significant decline in the biotechnology sector. As a result, our valuation requirements were not met by the market and we believe offering shares at a discount to our already reduced October 2 closing price would be simply unacceptable at this time to our current shareholders," stated Dr. Anthony Holler, Chief Executive Officer of ID Biomedical. "We currently have over Cdn $40 million in cash as a result of our May financing. We will continue to aggressively develop our lead products, the FluINsure(TM) vaccine and the StreptAvax(TM) vaccine, and we will pursue our stated business development objectives prudently and in the best long term interests of our shareholders."

ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.





                                     - 2 -